CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Platinum Group Metals Ltd. of our report dated November 29, 2010 relating to the consolidated balance sheets as of August 31, 2010 and 2009 and related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years ended August 31, 2010 and the effectiveness of internal control over financial reporting as of August 31, 2010 which appears in the Annual Report to Shareholders.

PricewaterhouseCoopers LLP (signed)

PricewaterhouseCoopers LLP Chartered Accountants Vancouver, British Columbia November 29, 2010